HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 18, 2020

HIVE Announces Planned Investments to Update and Maximize Iceland

Operation

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that it has completed successfully its previously announced transition of hosting and management of its GPU-based high performance computing equipment at its green energy-powered data centre in Iceland. The transition has resulted in an approximately 50% reduction in monthly facilities and operations costs and HIVE’s Ethereum mining operations in Iceland are now operating with positive gross mining margins.

HIVE now intends to further improve its profitability profile and cash flow generation in Iceland by making certain investments to optimize its Ethereum mining efficiency and maximize capacity while leveraging its existing fixed cost base. These improvements include acquiring new mining rigs to maximize available space at the Iceland facility. HIVE will also work with its new service provider partner Blockbase Group DWC-LLC (“Blockbase”) to undertake facility improvements and refurbish as necessary its approximately 4,000 rigs to improve mining efficiency. Following such projects, HIVE will consider expanding the facility.

Such capital expenditures are anticipated to cost approximately $500,000 and be financed through cash on hand. Financing is also anticipated to be provided through the sale of Ether which the Company recently received from its mining pool Ethermine, reflecting HIVE’s approximate 10% share of the distribution of an unusually large block transaction fee processed by the mining pool last week.

“As one of the largest industrial scale miners of Ethereum globally, HIVE was fortunate to receive its required share of an unexpected payout. We intend to re-invest these proceeds back into the Ethereum network by fast tracking our capital improvements in Iceland,” said Frank Holmes, Interim Executive Chairman of HIVE.

The improvements in Iceland are another step HIVE has undertaken to improve transparency, accountability and profitability across its mining operations over the past 18 months after current management came into place. HIVE completed a similar recent transition at its flagship Ethereum mining operations in Sweden in late 2019, which has resulted in improved efficiency and significantly lower operating costs.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that are forward-looking information, include: expected reduction in facilities and operations costs, and positive gross mining margins at the Company’s Iceland facilities; investment in new mining rigs and refurbishment of existing rigs and equipment at the Company’s Iceland facilities; further improvement of the Company’s profitability profile; improved efficiency and significantly lower operating costs at the Company’s Sweden facility; and the intentions, plans and future actions of the Company.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the Company may not achieve expected improvement in profitability or gross margins for its operations in Iceland in the quantum as currently anticipated, or at all; the Company may not reduce monthly facility and operations costs, or upgrade colocation facilities or improve efficiency and output of GPU operations as currently anticipated, or at all; the new agreements for hosting and management of the Company’s assets in Iceland may not lead to any economic benefits to the Company; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that the new agreements for hosting and management of the Company’s computing equipment in Iceland will lead to increased profitability and gross mining margins; and that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward -looking information other than as required by law.